Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 8, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall

Jennifer López Molina

Keira Nakada

Rufus Decker

Re:	Ingram Micro Holding Corporation

Draft Registration Statement on Form S-1

Submitted January 9, 2023

CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated January 26, 2023. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 4 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Amendment also includes the Company’s audited financial statements as of and for the year ended December 31, 2022.

The Company is seeking confidential treatment for the Registration Statement, including the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment. All financial data and figures presented in this letter are expressed in thousands, unless otherwise stated.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

Prospectus Summary

Our Relationship with Our Sponsor, page 12

1.

Please provide disclosure in this section regarding the agreements you have with your Sponsor, such as the advisory agreement and investor rights agreement. Please also discuss that your Sponsor will continue to control your board and corporate decisions after the offering, including the board representation rights in your investor rights agreement. Also discuss potential conflicts of interests with your Sponsor as you do in your risk factor disclosure on page 55.

Response

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 12 – 13 of the Amendment in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

2.	Please discuss the comparative results of your 32-week interim period ended October 1, 2022 and pro forma combined financial period ended October 2, 2021.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s unaudited interim financial statements as of and for the thirty-nine weeks ended October 1, 2022 (Successor) have been superseded by the Company’s audited financial statements as of and for the year ended December 31, 2022 (Successor). The Amendment includes in the section titled Results of Operations a comparison of (1) Fiscal Year 2022 (Successor) and the Predecessor 2021 Period, (2) Fiscal Year 2022 (Successor) and the Successor 2021 Period, (3) Fiscal Year 2022 (Successor) and the Unaudited Pro Forma Combined 2021 Period, (4) the Predecessor 2021 Period and Fiscal Year 2020 (Predecessor), (5) the Successor 2021 Period and Fiscal Year 2020 (Predecessor) and (6) the Unaudited Pro Forma Combined 2021 Period and Fiscal Year 2020 (Predecessor).

Liquidity and Capital Resources, page 124

3.

We note your amended disclosure in response to comment 1 and reissue. Please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. If applicable, expand your disclosure to describe how you are funding these additional costs. Your current disclosure includes a description of your debt, but does not state whether you are and have been impacted by rising interest rates.

Response

The Company respectfully advises the Staff that rising interest rates do not materially impact the Company’s following balance sheet items: inventory, accounts payable or accrued expense balances.

The Company’s Registration Statement previously filed on January 9, 2023 disclosed in the section titled Risk Factors under “Risks Related to Our Indebtedness” (page 43-44), that “our high level of debt could have important consequences, including: . . . exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the ABL Credit Facilities and the Term Loan Credit Facility, are at variable rates of interest . . . .” However, the Company does not believe that its exposure to interest rate risk is having, or has had, a material impact on the Company’s financial condition because, as stated under the section titled Capital Resources in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” its current portfolio of utilized committed debt is almost evenly distributed between fixed and floating interest rate facilities.

Although the portion of floating rate debt as a percentage of total debt will increase as the Company utilizes its ABL Credit Facilities, the potential increase in interest expense is commonplace and documented by the two sensitivity measures listed below which the Company disclosed in the Registration Statement previously filed on January 9, 2023.

1.

In the section titled Quantitative and Qualitative Disclosures About Market Risk (page 134) the Company stated: “[i]f interest rates, however, were to increase or decrease by 1%, and our borrowing amounts stayed constant on our Term Loan Credit Facility and our ABL Credit Facilities, our annual interest expense would increase or decrease by approximately $29,311.”

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

2.

In the section titled Risk Factors (page 46), the Company stated (referring to absolute dollar amount): “[a]ssuming that the ABL Revolving Credit Facility is fully drawn, each one-eighth percentage point change in interest rates would result in a change of approximately $7.5 million in annual interest expense on the indebtedness under the Credit Facilities.”

The disclosures above complement each other as #1 explains the Company’s sensitivity to interest rates should the Company’s balance sheet remain static while #2 quantifies the maximum sensitivity resulting from full utilization of the Company’s ABL Revolving Credit Facility.

In response to the Staff’s comment, the Company has revised page 136 of the Amendment to state that rising interest rates do not materially impact the Company’s inventory, accounts payable or accrued expense balances; to more clearly present the two sensitivity measures above; to state that the Company’s exposure to interest rate risk arising from the Company’s long-term debt will be mitigated based on certain agreements the Company entered into during the first fiscal quarter of 2023 which establish an upper limit on the variable interest rate applicable to a substantial portion of the borrowings under the Term Loan Credit Facility; and to disclose that the Company has funded and, to the extent applicable, expects to continue to fund any increase in the Company’s interest expense resulting from rising interest rates through cash flows from operations.

Executive Compensation, page 162

4.

We note your disclosure that material elements of your 2022 executive compensation were determined “in consultation with representatives from Platinum Equity.” Please clarify if these services were performed as part of the Corporate Advisory Services Agreement with Platinum Equity and clarify Platinum’s role in the determination of executive compensation after completion of this offering.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 164 of the Amendment to clarify the nature of any consultation between the Company and Platinum regarding the compensation of the Company’s executive officers and the role of the board of directors and compensation committee in determining executive compensation matters following the completion of this offering.

Furthermore, the Company respectfully advises the Staff that any consultation between the Company and Platinum regarding executive compensation has occurred separate from the Corporate Advisory Services Agreement (the “Advisory Agreement”) that the Company entered into with Platinum Advisors. Pursuant to the Advisory Agreement, Platinum Advisors provides services to the Company as a financial, transactional and management consultant. The Advisory Agreement will be terminated upon the consummation of this offering. It is our intention that, following the completion of this offering, executive compensation matters will be determined by our board of directors or by the compensation committee which will be organized upon the completion of this offering, each of which will include certain representatives of Platinum as described in the section of the Amendment titled Management.

Unaudited Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revision of Previously Issued Consolidated Financial Statements, page F-64

5.	Please provide a description of the error that each adjustment corrects relating to the CLS Sale. In this regard, the nature of the error is not clear from your current disclosure.

Response

The Company respectfully acknowledges the Staff’s comment. The Company will include disclosure substantially similar to the below in a subsequent amendment to the Registration Statement or on the Company’s Form 10-Q relating to the second quarter period of 2023, whichever is applicable depending on the timing of the consummation of the Company’s initial public offering, to describe the errors arising from the CLS Sale and corresponding adjustments, which by their nature will not be recurring as the errors were due to inaccurate data in a supporting schedule outside the Company’s routine financial reporting process.

Revision of Previously Issued Consolidated Financial Statements

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

During the third quarter of 2022, we identified the following:

(1) errors related to the CLS Sale which impacted our Condensed Consolidated Statement of Comprehensive Income (Loss), Condensed Consolidated Statement of Stockholders’ Equity, and Condensed Consolidated Statement of Cash Flows for the twenty-six weeks ended July 2, 2022 (Successor). The errors were due to inaccurate data in a supporting schedule utilized for the preparation of these statements that did not appropriately eliminate intracompany CLS entity balances, inclusive of an intercompany loan, and did not correctly classify a portion of the exchange rate impacts on certain proceeds received. The results of the errors identified on the Condensed Consolidated Statement of Cash Flows include an overstatement of cash used in operating activities of $122,110, including errors within the changes in operating assets and liabilities within cash used by operating activities, an overstatement of cash flows from investing activities of $1,447, an understatement of cash used in financing activities of $88,832, and an understatement of the effect of exchange rate changes on cash and cash equivalents of $31,831. The errors resulted in an overstatement of other comprehensive income in our Condensed Consolidated Statement of Comprehensive Income (Loss) as a certain portion of the CTA recognized as part of the Sale was previously not presented correctly, and an error between comprehensive income and other in our Condensed Consolidated Statement of Stockholders’ Equity;

(2) an error related to the improper netting of certain borrowings and repayments with terms that exceed 90 days within cash flows from financing activities on our Condensed Consolidated Statements of Cash Flows and

(3) other immaterial errors that resulted in an overstatement of cash and an understatement of accumulated other comprehensive loss and the cumulative effect of exchange rate changes on cash, as well as an understatement of operating lease right-of-use-assets and other assets and corresponding understatement of short-term and long-term operating lease liabilities.

These errors had no impact on our Condensed Consolidated Statement of Income (Loss) during the twenty-six weeks ended July 2, 2022 (Successor). Management has determined that these errors were not material to the previously issued consolidated financial statements as of and for the twenty-six weeks ended July 2, 2022 (Successor); however, in order to appropriately reflect the impacts of the identified errors in the appropriate period, management has revised the financial statements as of and for the twenty-six weeks ended July 2, 2022 (Successor).

The following table presents a summary of the impact by financial statement line item of the corrections for the Twenty-Six Weeks Ended July 2, 2022 (Successor) for all errors noted above. The footnotes set forth in the following table refer to the errors designated above so that the adjustment for each line item can be matched to the corresponding numbering:

	Twenty-Six Weeks Ended July 2, 2022 (Successor)
	As Previously Reported	Adjustment	As Revised
Condensed Consolidated Balance Sheets:
Cash and cash equivalents (3)	$1,263,971	$(10,000)	$1,253,971
Total current assets (3)	$15,785,475	$(10,000)	$15,775,475
Operating lease right-of-use assets (3)	$328,468	$22,666	$351,134
Other assets (3)	$390,500	$4,700	$395,200
Total assets	$18,696,888	$17,366	$18,714,254
Short-term operating lease liabilities (3)	$87,336	$1,484	$88,820
Total current liabilities (3)	$11,273,050	$1,484	$11,274,534
Long-term operating lease liabilities, net of current portion (3)	$240,026	$25,882	$265,908
Total liabilities	$15,838,319	$27,366	$15,865,685
Accumulated other comprehensive loss (3)	$(333,152)	$(10,000)	$(343,152)
Total stockholders’ equity (3)	$2,858,569	$(10,000)	$2,848,569
Total liabilities and stockholders’ equity	$18,696,888	$17,366	$18,714,254
Condensed Consolidated Statement of Comprehensive Income (Loss):
Foreign currency translation adjustment (1)	$(281,352)	$5,033	$(276,319)
Other (1)	$—	$(5,528)	$(5,528)
Other comprehensive income (loss) (1)	$(281,352)	$(495)	$(281,847)
Comprehensive income (loss)	$1,909,332	$(495)	$1,908,837

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

	Twenty-Six Weeks Ended July 2, 2022 (Successor)
	As Previously Reported		Adjustment		As Revised
Condensed Consolidated Statement of Stockholders’ Equity:
Comprehensive income (1)		$1,909,332		$5,033		$1,914,365
Other (1)		$9,505		$(15,033)		$(5,528)
Condensed Consolidated Statement of Cash Flows:
Cash flows from operating activities:
Trade accounts receivable (1)		$343,827		$28,157		$371,984
Inventory (1)		$(653,474)		$8,618		$(644,856)
Other assets (1)		$(340,655)		$183,705		$(156,950)
Accounts payable (1)		$341,223		$(870)		$340,353
Operating lease liabilities (3)		$(4,852)		$(454)		$(5,306)
Accrued expenses (1)		$126,026		$(97,046)		$28,980
Cash used in operating activities		$(361,655)		$122,110		$(239,545)
Cash flows from investing activities:	$		$		$
Proceeds from CLS Sale, net of cash sold (1)		$2,963,370		$(1,447)		$2,961,923
Cash provided by investing activities		$2,942,828		$(1,447)		$2,941,381
Cash flows from financing activities:	$		$		$
Repayment of term loans (2)		$(496,250)		$(11,250)		$(507,500)
Gross proceeds from other debt (2)		$—		$36,643		$36,643
Gross repayments of other debt (2)		$—		$(61,825)		$(61,825)
Net proceeds (repayments) from revolving and other credit facilities (1) (2)		$57,722		$(52,400)		$5,322
Cash used in financing activities		$(2,447,333)		$(88,832)		$(2,536,165)
Effect of exchange rate changes on cash and cash equivalents (1) (3)		$(119,407)		$(41,831)		$(161,238)
Increase in cash and cash equivalents (3)		$33,954		$(10,000)		$23,954
Cash and cash equivalents at end of period		$1,263,971		$(10,000)		$1,253,971

6.

The errors resulted in a $122 million overstatement of cash used in operating activities for the twenty-six weeks ended July 2, 2022, which appears to be quantitatively material. Please provide a detailed SAB 99 materiality analysis to support your determination that the errors you identified were not material. Also, tell us and disclose how these errors impacted your free cash flow non-GAAP measure. Otherwise, remove your disclosures stating that the errors were not material and confirm that you will identify the financial statements as “restated” and provide appropriate ASC 250 disclosures, when financial statements for the twenty-six weeks ended July 2, 2022 are next presented.

Response

SAB 99 Materiality Assessment

The Company respectfully advises the Staff that during the preparation of our consolidated statement of cash flows in the third quarter of Fiscal Year 2022 (Successor), the Company identified errors in different line items of its consolidated statement of cash flows for the twenty-six weeks ended July 2, 2022. The errors related to the CLS Sale, the primary closing of which occurred during the second quarter of Fiscal Year 2022 (Successor).

The errors relate to cash flows from operations, cash flows from financing activities, and the effect of exchange rate changes on cash and cash equivalents, which were driven by inaccurate data in a supporting schedule utilized for the preparation of these statements that did not appropriately eliminate intracompany amounts within the divested CLS group of entities and did not correctly classify a portion of the exchange rate impacts on certain proceeds received. This resulted in variances between changes in net operating assets and liabilities within operating cash flows (reflecting a net reduction in operating cash flows) with the corresponding offset in debt reported as a source of cash in net proceeds from revolving and other credit facilities within financing cash flows and the effect of exchange rate changes on cash and cash equivalents.

Upon identification of the errors the Company performed an analysis of the impact the errors had on the Company’s interim consolidated financial statements previously confidentially filed in the Registration Statement. The Company concluded that

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

although the amounts were significant, the correction of the cash flow errors did not constitute a material change in the context of the overall consolidated financial statements for all relevant periods. In reaching this conclusion, the Company considered both quantitative and qualitative analyses as required by ASC 250-10-S99, formerly Staff Accounting Bulletins Nos. 99 and 108, Materiality (“SAB 99”) in relation to the consolidated financial statements.

Quantitative Considerations

The Company noted that the errors impacted the statement of cash flows, statement of comprehensive income and statement of stockholders’ equity, and had no impact from an earnings and financial condition perspective. As it relates to cash flow activities, the Company evaluated the impact that these errors had on the consolidated statement of cash flows and the individual line items affected. The Company acknowledges that when solely considering the dollar magnitude of these errors and the percentage impact on previously reported cash flows subtotals, the errors are quantitatively significant. However, although quantitatively significant, the Company determined that the changes were not material predominantly since the correction to cash flows from operating activities improved and would not negatively impact users of the financial statements.

Statement of Cash Flows	As Previously Reported	Adjustment	As Revised	%
Cash (used in) provided by operating activities	$(361,655)	$122,110	$(239,545)	(33.80)%
Cash provided by (used in) investing activities	$2,942,828	$(1,447)	$2,941,381	0.00%
Cash provided by (used in) financing activities	$(2,447,333)	$(88,832)	$(2,536,165)	3.60%
Effect of exchange rate changes on cash and cash equivalents	$(119,407)	$(31,831)	$(151,238)	26.70%

The Company acknowledges that at a certain amount, the errors, despite their correction being an improvement to cash flows from operating activities, would be material, particularly in instances where such errors would be distortive to trends. However, as can be seen in the table below, cash flows from operating activities vary by hundreds of millions of dollars year-over-year, and accordingly, over the last several years, there are no trends in this metric whereby a user of the financial statements would be able to reasonably predict or model future outcomes or the performance of the Company’s cash flows from operations. Additionally, the Company advises the Staff that cash flows from operations are negative both before and after the correction further mitigating the impact of the metric to the users of the financial statements. Set forth below is a graphic and table which present the Company’s cash flows from operations both before and after the correction.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

	Fiscal Year 2019	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Unaudited 2021 Interim Period (Predecessor)	Unaudited 2022 Interim Period (Successor)
	Year Ended December 28, 2019	Year Ended January 2, 2021	Period from January 3, 2021 through July 2, 2021	Period from July 3, 2021 through January 1, 2022	Period from January 3, 2021 to July 2, 2021	Twenty-six Weeks Ended July 2, 2022 (As Revised)
Cash flows from Operations – As Reported	$561,675	$1,628,572	$(545,613)	$307,512	$(545,613)	$(361,655)
Cash flows from Operations - As Revised	$561,675	$1,628,572	$(545,613)	$307,512	$(545,613)	$(239,545)

The Company further believes users of the financial statements will consider the total mix of information available to evaluate the Company’s overall financial performance and condition, with more emphasis placed on earnings and working capital, which were not impacted by the errors. The earnings metrics are more meaningful and more reasonably predictive metrics used in modeling by analysts, further supporting our conclusion that the errors were not material.

Free Cash Flow

The Company believes, in addition to our results determined in accordance with GAAP, EBITDA, Adjusted EBITDA, Adjusted Income from Operations, Adjusted Income from Operations Margin, Free Cash Flow and Adjusted Return on Invested Capital are useful in evaluating our business and the underlying trends that are affecting our performance. The errors within the consolidated statements of cash flows impact only one non-GAAP measure, Free Cash Flow. The Company discloses Free Cash Flow because of its use internally to evaluate the performance of operations and the generation of cash to fund financing and investing needs outside of capital expenditures.

The errors on the statement of cash flows led to an understatement in Free Cash Flow (i.e., the correction is an improvement to Free Cash Flow), and the correction of the errors provides an improved metric to the users of the financial statements. It is the Company’s belief that investors and users of the financial statements would not be able to forecast or model future performance based on Free Cash Flows given the trend has been volatile over the last several years.

The Company acknowledges that at a certain amount, the errors, despite their correction being an improvement to Free Cash Flow, would be material, particularly in instances where it was distortive to trends. However, as can be seen in the tables below, Free Cash Flow and changes in working capital vary by hundreds of millions of dollars year-over-year, and accordingly, over the last several years, there are no consistent or predictable trends in Free Cash Flow and changes in working capital. Additionally, the Company advises the Staff that Free Cash Flow is negative both before and after the correction above further mitigating the impact of the metric to the users of the financial statements. Set forth below is a graphic and table which present the Company’s Free Cash Flow both before and after the correction.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

	Fiscal Year 2019	Fiscal Year 2020	Predecessor 2021 Period	Successor 2021 Period	Unaudited 2021 Interim Period (Predecessor)	Unaudited 2022 Interim Period (Successor)	Unaudited 2022 Interim Period (Successor)
	Year Ended December 28, 2019	Year Ended January 2, 2021	Period from January 3, 2021 through July 2, 2021	Period from July 3, 2021 through January 1, 2022	Period from January 3, 2021 to July 2, 2021	Twenty-six Weeks Ended July 2, 2022 (As Reported)	Twenty-six Weeks Ended July 2, 2022 (As Revised)
Net Income	$503,617	$640,471	$378,475	$96,734	$378,475	$2,190,684	$2,190,684
Depreciation and amortization	194,731	194,541	99,542	137,484	99,542	101,816	101,816
Other non-cash items and changes to non-working capital assets/liabilities	(101,729)	245,381	(292,274)	177,144	(292,274)	(2,493,018)	(2,406,813)
Changes in working capital	(34,944)	548,179	(731,356)	(103,850)	(731,356)	(161,137)	(125,232)

Cash provided by (used by) operating activities	561,675	1,628,572	(545,613)	307,512	(545,613)	(361,655)	(239,545)
Capital expenditures	(168,782)	(135,125)	(63,160)	(86,584)	(63,160)	(60,865)	(60,865)

Free Cash Flow	$392,893	$1,493,447	$(608,773)	$220,928	$(608,773)	$(423,520)	$(300,410)

The Company believes that supply constraints prevalent through most industries, including technology, are causing a heightened level of volatility, prolonged cash conversion cycles and large variances in operating cash flows and changes in working capital in the normal course of business for affected companies. The large variances in operating cash flows and changes in working capital as a normal course of business between reported periods, do not demonstrate a discernable trend that was masked as a result of these errors, particularly given the cyclicality of the business.

Qualitative Considerations

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

The Company considered other factors including whether or not the errors would be material from a qualitative perspective. As noted in the statement of the Office of the Chief Accountant on March 9, 2022 titled Assessing Materiality: Focusing on the Reasonable Investor When Evaluating Errors, “[s]ince the concept of materiality is focused on the total mix of information from the perspective of a reasonable investor, those who assess the materiality of errors . . . should do so through the lens of the reasonable investor. To be consistent with the concept of materiality, this assessment must be objective. A materiality analysis is not a mechanical exercise, nor should it be based solely on a quantitative analysis. Rather, registrants, auditors, and audit committees need to thoroughly and objectively evaluate the total mix of information.” In order to make this determination, the Company looked to the indicators specified in SAB 99. These indicators largely focus on whether or not the errors impact earnings, segment reporting, covenants and contractual requirements, management compensation or concealment of an unlawful transaction. The errors on the consolidated statement of cash flows would not be considered material within any of the qualitative indicators specified in SAB 99 as discussed below:

1.	Does the misstatement arise from an item capable of precise measurement or from an estimate?

No, the misstatement does not arise from the imprecision of an estimate, but rather the misclassification of certain balances resulting from the CLS Sale due to a lack of precision in the cash flow support analysis.

2.	Does the misstatement mask a change in earnings or other trends?

No, the misstatement does not mask changes in earnings trends, considering there is no impact to the Company’s profitability or net income. In fact, the errors described in the qualitative issue number 1 (above), overstated the Company’s cash flows used in operating activities for the second quarter of Fiscal Year 2022 (Successor) year-to-date results which indicates that the errors would suggest that the misstatement was not a result of management bias or to mask any trends, particularly in free cash flow.

3.	Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

No, the Company has submitted a Registration Statement to the Securities and Exchange Commission on a confidential basis, but it is not yet effective and therefore, the Company does not have a consensus expectation.

4.	Does the misstatement change a loss into income or vice versa?

No, the misstatement does not change a loss into income or vice versa as the errors do not impact net income.

5.	Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?

No, the misstatement does not relate to a segment or portion of the business that is considered significant. In addition, the errors do not impact segment reporting as cash flows are presented on a consolidated basis.

6.	Does the misstatement affect the registrant’s compliance with regulatory requirements?

No, the misstatement has no effect on the Company’s compliance with regulatory requirements.

7.	Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?

No, the misstatement has no impact on any loan covenants or other contractual requirements. The Company does not have any covenants or other contractual requirements which are based on the net cash flow items.

8.	Does the misstatement have the effect of increasing management’s compensation?

No, the misstatement did not affect management’s compensation, as management compensation is not based on any cash flow measures.

9.	Whether the misstatement involves concealment of an unlawful transaction:

No. The misstatement relates to the grouping of discrete cash flow movements in the consolidated statement of cash flows. It does not pertain to any particular transaction or involve an intentional error or a concealment of an unlawful activity.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

It is the Company’s view that since these errors do not affect earnings, cash flow trends or business trends, they would not have resulted in a reasonable investor concluding that the corrected adjustments have significantly altered the total mix of information available, and therefore, although quantitatively significant, are not material to the previously issued financial statements.

*        *        *         *

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation